Höganäs

Date/Datum
April 8, 2005

Our ref./Unser Zeichen
CL/bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA


05007183

Att.: Special Counsel, Office of
International Corporate Finance

Re.: Rule 12g3-2(b)
File No. 82-3754

Dear Sir or Madam,

Enclosed please find a translation of the Notice convening the Annual General Meeting in Höganäs AB, Sweden, to be published in Swedish newspapers on April 8, 2005.

From the notice you will find a proposal from the Nomination Committee concerning Election of the Board of Directors.

From the notice you will also find a proposal from the Nomination Committee regarding Election Committee.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist /Birgit Holst
President and CEO

Encl. Notice of Annual General Meeting

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00
Executive Group
+46 42 33 80 80

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

Rule 12g3-2(b)
File No. 82-3754



Notice of Annual General Meeting

Shareholders in **Höganäs AB (publ)** are hereby invited to the Annual General Meeting on Wednesday 11 May 2005 at 3 p.m. in the HB Hall, Bruksgatan, Höganäs. The hall will open for registration at 1.30 p.m.

Notice of attendance

Shareholders wishing to attend the Annual General Meeting must

- be listed by Friday 29 April 2005 at latest as a shareholder in the register kept by VPC AB (the Swedish Securities Register Center);
- also notify the Company not later than 4 p.m. on Wednesday 4 May 2005 of their intention to attend the Annual General Meeting.

Notice of attendance may be given in writing to Höganäs AB, SE-263 83 Höganäs, Sweden, by telephone to +46-42-338059, by fax to +46-42-338080, or by e-mail to bolagsstamma@hoganas.com. Particulars must be given of name, address, telephone number, personal or corporate ID number and registered shareholding. Shareholders intending to bring an assistant must give notice to this effect within the same time limit as for their own registration. Proxies and representatives of corporate entities must submit the necessary evidence of authorization prior to the meeting.

Shareholders who have had their shares nominee registered with the trust department of a bank or with a private nominee must, in order to be entitled to attend the Annual General Meeting, temporarily re-register the shares in their own names at VPC AB. Such re-registration must be completed by 29 April 2005 at the latest. Shareholders must therefore apply to the authorized agent or bank trust department for re-registration of the shares in good time before that date.

Agenda

1. Opening of the Annual General Meeting and election of a Chairman for the meeting
2. Execution and approval of the electoral register
3. Approval of the agenda
4. Election of two minute-checkers
5. Confirmation that the meeting has been duly convened
6. Presentation of the Annual Report and Audit Report and of the Consolidated Annual Report and Consolidated Audit Report
   (Under this heading the President will comment on the past year's operations, and reports will be presented on the work and functions of the Remuneration Committee and on the Board's work on audit-related matters.)
7. Resolutions with respect to
   (a) adoption of the profit-and-loss statement and balance sheet and of the consolidated profit-and-loss statement and consolidated balance sheet
   (b) disposition of the Company's profit according to the adopted balance sheet
   (c) discharge of the Directors and President from liability
8. Decision on the number of members of the Board and deputy members who shall be elected by the meeting
9. Decision on remuneration to members of the Board and Auditors
10. Election of the members of the Board and deputy members
11. Motion regarding an Election Committee

Proposal from the Nomination Committee (items 1 and 8-10)
The Nomination Committee appointed to report to the Annual General Meeting and consisting, in addition to the Chairman Ulf G Lindén, of Kerstin Hessius (Third National Pension Fund), Peter Rudman (Nordea's funds) and Henrik Didner (Didner & Gerge Funds), recommends:

- Attorney at Law Ragnar Lindqvist is appointed to chair the Meeting;
- the number of Board members be eight, with no deputies
- Directors' fees of SEK 1,505,000 are payable, of which SEK 100,000 for committee work and fees otherwise divided with the Chairman of the Board receiving SEK 305,000, the Deputy Chairman, if appointed, receiving SEK 225,000 and other members elected by the Annual General Meeting but not employed by the group each receiving SEK 175,000;
- remuneration to the Auditors be paid as invoiced
- Ulf G Lindén, Per Molin, Bernt Magnusson, Hans Mivér, Jenny Lindén Urnes, Magnus Lindstam and Agnete Raaschou-Nielsen be re-elected as Directors and that Alrik Danielson be elected as a new Director

From 11 May 2005 onwards, Alrik Danielson has been appointed CEO and President of the company, succeeding Claes Lindqvist, who simultaneously leaves his position as a Board member. Alrik Danielson has no other board appointments.

Dividend and date of record (item 7 b)

The Board has proposed that a dividend of SEK 5.75 per share be paid for the financial year 2004, the date of record to be Monday 16 May 2005. If the Annual General Meeting adopts this proposal, it is expected that the dividends will be distributed by VPC AB on Thursday 19 May 2005.

Proposal regarding Election Committee (item 11)

The nomination committee proposes

that the Board has an Election Committee (previously the Nomination Committee) comprising one representative of each of the four largest shareholders in terms of the vote as of 31 August, and the Chairman of the Board, unless the Chairman is elected as a shareholders' representative. By the end of August, the Chairman will convene the appointed shareholders to the Election Committee. The names of the four shareholders' representatives and the shareholders they represent will be published no later than six months before the Annual General Meeting. The Election Committee's mandate will extend until a new Election Committee is appointed. Unless the Board members are unanimous otherwise, the Chairman of the Election Committee will be the member that represents the largest shareholder in terms of the number of votes. No fees will be paid to the Election Committee's members;

that if any of the four largest shareholders in terms of the number of votes declines its right to appoint a representative to the Election Committee, the next largest shareholder will be provided with this right;

that if significant changes to ownership structure occur after the Election Committee is appointed, the Election Committee's composition will also be revised pursuant to the above principles;

that the Election Committee will prepare and submit proposals to the Annual General Meeting regarding:
- electing the Chairman of the Meeting;
- electing the Chairman of the Board and other Board members;
- Directors' fees divided between the Chairman and other Board members, and potential remuneration for committee work;
- the election of, and fees to, auditors and deputy auditors (where appropriate);

that coincident with its other assignments, the Election Committee will complete the tasks appropriate to the Election Committee pursuant to the Swedish Corporate Governance Code, and where necessary, possesses the right to levy the company costs for external consulting that the Election Committee considers necessary for the Election Committee to complete its assignments;

that the above ordinances regarding the Election Committee will apply until the Annual General Meeting resolves otherwise.

Other matters

The Annual Report and Audit Report will be available from the Company and at www.hoganas.com from 27 April 2005. These documents will be supplied to shareholders who specifically request them, and will be distributed at the Annual General Meeting.

Höganäs, April 2005

The Board of Directors